

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

John Schaefer
President and Chief Executive Officer
Sportsman's Warehouse Holdings, Inc.
7035 South High Tech Drive
Midvale, Utah 84047

> **Re: Sportsman's Warehouse Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 11, 2013**
> **CIK No. 0001132105**

Dear Mr. Schaefer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We note that you have disclosed in your risk factors that you will be deemed a "controlled company" and you have provided a discussion in your Management disclosures. Please also disclose in the prospectus summary that you will be a "controlled company."

<u>Presentation of Certain Financial Measures</u>

4. Please remove all defined terms in the forepart of your document. All defined terms in your prospectus should be clear from their context, if they are not clear, please revise. In this regard, we also note your use of the terms "SKU," and "power and lifestyle centers." Please revise to explain within the context of your discussion what these terms mean.

5. Please tell us if the numerator in your "four-wall Adjusted EBITDA margin" calculation is four-wall Adjusted EBITDA or Adjusted EBITDA. Revise your disclosure if necessary.

<u>Prospectus Summary, page 1</u>

6. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

    - "Today, we have the largest outdoor specialty store base in the Western United States and Alaska," page 1;

    - "The 2011 U.S. Fish and Wildlife national survey, published once every five years, found that hunting and fishing participation increased 11% and 9%, respectively, for Americans ages 16 and older from 2006 to 2011," page 2;

    - "'mom & pop' shops…comprise 65% of the market," page 2;

    - "We operate 47 stores across 18 states, primarily in the Western United States and Alaska, with a presence in these markets that is over three times that of the next largest outdoor retailer," page 4, and;

    - "According to the NSGA, in 2012, participation among women in hunting with firearms and target shooting with live ammunition increased 29% and 27%, respectively," page 69.

    These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement, or revise to indicate that it is based on management's belief and discuss the basis for such belief. Please revise throughout your prospectus as necessary.

7. As a related matter, please tell us your basis for the statement that you are a "high-growth" outdoor sporting goods retailer and tell us by what measure you are referring to such growth.

8. Also, we note your statement on page 2, first paragraph, second sentence, "We believe that U.S. outdoor activities and sporting goods retail sales totaled over $50 billion in 2012." Please revise to discuss the basis for this belief.

9. Also, we note your indication that your store layout is "less capital intensive" than that of your principal competitors. In an appropriate place in your disclosure, please explain what you mean by this and provide your basis for this statement.

Our competitive strengths, page 4

10. We note your reference on page 4 and elsewhere in your prospectus to "double-digit" Adjusted EBITDA margins. With a view to clarity, please revise to quantify such amounts.

Principal Stockholders, page 6

11. Given the recent dividend payments you have made, please revise your prospectus summary to disclose such dividends and the amounts that were ultimately paid out. Please also state the business purpose for these dividends. Please also disclose in your prospectus summary that in connection with these dividends, you incurred borrowings under your term loans of at least $220 million in 2012 and 2013 in order to do so.

12. Please revise your prospectus summary to quantify and describe any payments, compensation or equity that your Principal Stockholders, directors or executive officers received or will receive in connection with this offering.

Emerging Growth Company, page 6

13. Considering you are an emerging growth company, please state your election under Section 107(b) of the JOBS Act:

    • If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    • If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Summary Consolidated Financial and Operating Data, page 10

14. We note your disclosure on page 11 that Adjusted EBITDA excludes certain "one-time non-recurring expenses," such as store acquisition costs, e-commerce start-up costs, and pre-opening expenses. Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two year. We note that you incurred pre-opening expenses in all periods presented and acquisition expenses in the most recent annual and interim periods. Given the recurrence of these items, please refrain from referring to these charges as "one-time non-recurring" items. See question 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretation, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Market and Industry Data, page 32

15. Please remove your statement that you "have not independently verified the accuracy or completeness" contained in your prospectus, as it is inappropriate to suggest that you are not responsible for the accuracy of the information you elect to include in your disclosure document.

Use of Proceeds, page 33

16. We note that you are seeking a waiver from the requirement to use all the proceeds from your offering to pay down your revolving credit facility. With a view to understanding why you plan to seek a waiver when you otherwise have no plans for the proceeds, please elaborate upon why you plan to seek a waiver. Also, please ensure that you continue to update your prospectus concerning this issue as your registration statement is processed. Please include a risk factor addressing the consequences should you not obtain a waiver from this requirement.

17. Please revise to quantify "a portion of the borrowings" outstanding under your term loans to which you plan to apply some of your use of proceeds.

Dividend Policy, page 34

18. Please clarify your disclosure here to explain whether you paid two separate dividends in November 2012 as your existing disclosure suggests that your restricted nonvoting stock received a dividend of $1.81 and $8.57 at such time.

19. Please also provide the aggregate amount of dividends that were paid out at each of the times you reference.

Management's Discussion and Analysis, page 41

Results of Operations, page 44

20. Please revise your disclosure to elaborate upon how you define "customer visits." For example, please clarify whether each visit includes a purchase made by a customer and whether you distinguish between repeat customers in arriving at your total.

21. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate on page 46 that your same store sales increased 16.2% during the first three quarters of fiscal year 2012 compared to the same period in fiscal 2011 due to an "overall general increase in demand for our products." Please expand your disclosures to provide management's insight into the specific factors that contributed to this sales trend, and if possible, quantify the impact of each underlying factor. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

22. We note your disclosure on page 19 that government regulations, particularly regulations relating to the sale of firearms and ammunition, may negatively impact the demand for your products and the ability to conduct your business. You also disclose on page 20 that sales of firearms represent a significant percentage of your net sales and are critical in drawing customers to your stores. Considering the significance of firearms and ammunitions to your net sales and the potential for restrictions on the future sale of such products, please quantify, either in dollars or as a percentage of sales, your firearm and ammunition sales for each period presented. If you do not believe such information would be useful to investors or enable them to view the company through the eyes of management, please explain to us the reasons for such a determination.

Liquidity and Capital Resources, page 48

23. Quantify your future material commitments for capital expenditures and the source of funds you intend to use to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K.

24. Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. For example, given the significant number of new stores opened during fiscal 2013, you may wish to quantify the impact these new stores had on your cash flows, if possible. Please ensure your discussion and analysis is not merely a recitation of changes

evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies, page 50

25. Please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating certain of the accounting policy disclosures in the financial statement footnotes. Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.

Contractual Obligations, page 52

26. We note your disclosure on page 67 that all of your leases provide for additional payments associated with common area maintenance, real estate, taxes and insurance. Please include a footnote below the contractual obligations table to indicate that the operating lease obligation amounts presented do not include these additional obligations. Since this table is aimed at providing additional information that is material to understanding a company's cash requirements, you may want to disclose amounts paid in prior years for such items in order to provide a context for the reader to understand the impact of these charges on your total lease obligations. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Business, page 55

27. We note your indication on page 59 that you intend to modify 14 stores in 2014. In an appropriate place in your Management's Discussion and Analysis, please disclose the historical and projected costs of such remodels.

Executive Compensation, page 81

28. Please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to Section 217.11 under "Interpretive Responses Regarding Particular Situations" of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Executive Incentive Plans, page 82

29. We note your description of your benefits plans and your compensation plans are qualified in their entirety by reference to the full text of each plan or award documentation.   As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

<u>Description of Capital Stock, page 91</u>

    30. Please remove the statement to the effect that your summaries are not complete.

<u>Financial Statements for the Fiscal Year Ended February 2, 2013</u>

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>(1) Nature of the Business, page F-7</u>

<u>Segment Reporting, page F-8</u>

    31. We note that your chief operating decision maker reviews financial information presented on a consolidated and individual store and cost center basis. Please address the following comments:

- You disclose on page 62 that you "actively monitor the profitability of each product category within each department and adjust our assortment and selling space accordingly." Please tell us the extent to which your CODM regularly reviews financial information of your product categories and departments and explain why your product categories or departments do not represent your operating segments.

- Considering product category profitability appears to be a key measure used by management, please tell us how you considered quantifying profit measures for your product categories and/or departments within MD&A or, at a minimum, discussing profitability trends and movements in these categories in greater detail. If you do not believe such information would be useful or relevant to investors, please explain the reasons for your determination.

- You indicate that you aggregate all individual stores into a single operating and reportable segment. Since your CODM reviews the financial information of individual stores, please clarify why each store is not a separate operating segment under ASC 280-10-50-1.

<u>(5) Long-Term Debt, page F-12</u>

    32. We note your disclosure on page 29 regarding dividend restrictions related to your debt agreements. Please quantify for us your restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and tell us how you computed the amount. In addition, if the restricted net assets exceed 25% of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

(8) Income Taxes, page F-15

33. We note that you reversed a valuation allowance against your deferred tax assets as of January 28, 2012. Please address the following comments:

- Please explain in detail why you believed a valuation allowance was necessary in prior periods and tell us when you initially recorded the allowance.

- Please explain in detail the facts and circumstances existing as of January 28, 2012 that you considered in assessing the realizability of the deferred tax assets and ultimately reversing the valuation allowance. Describe the facts and circumstances that changed from prior periods that caused your change in estimate. In your response, please specifically address each of the sources of income outlined in ASC 740-10-30-18, both positive and negative evidence, as well as your assessment of how objectively verifiable the evidence was and how that impacted your evaluation.

(13) Subsequent Events, page F-18

34. We note you granted 119,750 and 298,400 restricted stock unit awards during November and December 2013, respectively. Please revise your filing in an appropriate location to disclose the following information related to issuances of equity instruments:

- Tell us and disclose the valuation methodologies and assumptions used in determining the fair value of your common stock underlying these grants.

- Revise your disclosure to include a narrative discussing each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity related issuance, through the estimated IPO price. This would include a description of significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

- Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Schedule II - Valuation and Qualifying Accounts, page F-19

35. Please present your reserve for sales returns on a gross basis.

Financial Statements for the Period Ended November 2, 2013

Condensed Consolidated Statements of Income, page F-21

36. We note that you paid dividends of $101 million during the interim period ended November 2, 2013. With reference to SAB Topic 1B:3, please present pro forma earnings per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend, but only the amount that exceeds the current year's earnings, in addition to historical earnings per share. The number of shares to be added to the denominator for purposes of this pro forma per share data should not exceed the total number of shares to be issued in the offering.

(2) Acquisition, page F-24

37. We note that you "acquired certain assets and assumed certain liabilities" from Wholesale Sports Outdoor Outfitters in March 2013 for a cash purchase price of $47.8 million. Please tell us if you treated this transaction as a business combination or asset acquisition and explain in detail how you reached your conclusion. To the extent this transaction was a business combination, please provide us with your significance tests under Rule 3-05 of Regulation S-X and tell us if you plan to file acquiree and/or pro forma financial statements related to this acquisition.

Undertakings, page II-2

38. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

39. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your registration statement to include this undertaking.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director